*AB 3/11

15048428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 44990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bright Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4850 Harrison Drive
(No. and Street)

Las Vegas (City) Nevada (State) 89121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Bright 702-739-1393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

One Bala Avenue, Suite 234 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2015
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/13/15

OATH OR AFFIRMATION

I, Robert Bright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bright Trading LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JOYCE ROSS
Notary Public, State of Nevada
Appointment No. 01-67882-1
My Appt. Expires Mar 19, 2017

RA Bright
Signature

CEO
Title

Joyce Ross FEBRUARY 24th, 2015
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☒ (p) A report on the exemption provision to Rule 15c3-3.

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Bright Trading, LLC as of December 31, 2014, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Bright Trading, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bright Trading, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Bright Trading, LLC's financial statements. The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is the responsibility of Bright Trading, LLC's management. Our audit procedures included determining whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the computation of net capital pursuant to Rule 15c3-1 of the

Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. In forming our opinion on the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, we evaluated whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R.& 240.17a-5. In our opinion, the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA 19004

February 23, 2015

Bright Trading LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Cash and cash equivalents	$ 209,794
Receivable from clearing organization	15,206,559
Securities owned, at market value	6,814,740
Investment	286,200
Prepaid expenses	3,565
TOTAL ASSETS	$ 22,520,858

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased	$ 8,584,885
Accounts payable	211,508
TOTAL LIABILITIES	8,796,393
Members' equity	
Members' equity	13,724,465
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 22,520,858

See accompanying notes to financial statements

Bright Trading LLC
Notes to Financial Statements
December 31, 2014

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was formed in July 2000 as a broker-dealer under the laws of Nevada for the purpose of providing proprietary securities trading activities for the Company's individual members. The Company is a participant firm of the Chicago Stock Exchange.

The following comprise the Company's significant accounting policies:

Method of Accounting

The Company maintains its books of account on the basis of recording revenue when earned and expenses when incurred (the accrual basis) in conformity with generally accepted accounting principles in the United States of America.

Recognition of Revenue

Trading securities transactions are recorded on a trade date basis with related income on an unrealized basis. These securities have been marked-to-market and reported at fair value with realized and unrealized gains and losses included in income. The Company also recovered previous losses from a class action litigation settlement

Income Taxes

As a limited liability company, the Company does not pay federal or state taxes on its taxable income. Instead, the members' are liable for federal and state taxes on their share of taxable income.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con't)

Financial Instruments with off Balance Sheet risk

The Company, in connection with its proprietary trading activities, enters into long and short cash, futures and options financial instruments in order to manage its exposure to market risk. These financial instruments may result in market and/or credit risk in excess of amounts recorded in the Statement of Financial Condition. The Company manages this risk by maintaining proprietary trading strategies.

Fair Value Measurements

United States generally accepted accounting principles ("GAAP") requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect managements own assumptions.

NOTE 2 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading equity securities and options recorded at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks and options	$ 6,814,740	$8,584,885

Corporate stocks and options are classified as Level 1 securities.

NOTE 3 - RELATED PARTY TRANSACTIONS

In accordance with a contribution agreement entered into between the Company and Bright Trading, Inc. certain assets were transferred to the Company in Exchange for all Class A membership in the Company. Under a licensing agreement, Bright Trading, Inc. is also the managing partner of the Company. In accordance with a licensing agreement, Bright Trading, Inc. licensed all trade names and service marks to Bright Trading, LLC for the sum of $3,000,000 per year.

NOTE 4 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had a net capital of $10,857,762 which was $10,757,762 in excess of its required net capital of $100,000. The Company's net capital ratio was .001 to 1.

The Company operates its securities transactions under the provisions of (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Commission as a fully disclosed broker-dealer and accordingly, trading accounts are carried on the books of the clearing broker.

NOTE 5 - OWNERSHIP EQUITY

Ownership equity at December 31, 2014 is as follows:

Class A Membership	$ 4,971,596
Class B Membership	$ 8,752,869

Class A Members have all voting and management rights in the Company. Class A members vote for and elect the Manager of the Company, in which the Manager may be Class A Member. Class A Members are allocated revenues and profits and losses based on their Class A Membership.

The Operating Agreement and subsequent addendums of the Company contain additional equity information.

NOTE 6 - INVESTMENT

The Company has a joint back office agreement with Goldman Sachs Execution and Clearing, L.P. which processes its securities transactions. The Company has invested in a $10,000 Limited Partnership that is required under this agreement. The Company also has an investment in a trading permit at the Chicago Stock Exchange. This permit is carried at a cost of $276,200.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts. The Company is currently not involved in any of these types of legal matters.

NOTE 8 – RISKS AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as profitability, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported on the balance sheet.